Exhibit 99.2

Summary Description of the Notes

The following is a summary description of the Notes and related guarantees and is qualified in its entirety by the terms (including definitions of capitalized terms below) of the indenture (“Indenture”) governing the Notes dated as of June 14, 2017 among the Company, its material subsidiaries, as guarantors of the Notes, The Bank of New York Mellon, as U.S. trustee, and the BNY Trust Company of Canada, as Canadian co-trustee and as collateral agent. The Indenture is filed at www.sedar.com and at www.sec.gov under Form 6-K concurrently herewith.

Issuer	Taseko Mines Limited.

Notes offered	US$250,000,000 principal amount of 8.750% Senior Secured Notes due 2022.

Maturity	The notes will mature on June 15, 2022.

Offering Price	99.000%

Interest payment dates	Interest on the notes will accrue at a rate of 8.750% per annum.

Interest on the notes will be payable on June 15 and December 15 of each year, beginning on December 15, 2017, and will accrue from the issue date of the notes.

Ranking	The notes will:

•    be secured by first priority liens (subject to Permitted Liens) on the Collateral, subject to Taseko’s and the Gibraltar Subsidiary’s obligations under the JV Agreement. If Taseko enters into First Lien Debt, the liens on the Collateral securing the notes will be junior in priority, pursuant to the Future Intercreditor Agreement, to the liens on any Collateral that secure the First Lien Debt, to the extent that the liens securing the First Lien Debt are Permitted Liens;

•    rank senior in right of payment to all existing and future subordinated indebtedness of Taseko;

•    be effectively senior to all of Taseko’s existing and future unsecured indebtedness to the extent of the value of the Collateral;

•    be pari passu in right of payment with all of Taseko’s existing and future senior indebtedness;

•    be secured by liens on the Collateral that rank senior, pursuant to the Osisko Intercreditor Agreement, to the liens on any Collateral that secure the Gibraltar Subsidiary’s obligations pursuant to the Metal Purchase and Sale Agreement dated February 24, 2017 (as amended, restated, supplemented, modified or replaced, the “Osisko Silver Sale Agreement”) between the Gibraltar Subsidiary and Osisko Gold Royalties Ltd. (“Osisko”);

•    be effectively subordinated to all existing and future indebtedness of Taseko, including debt under any First Lien Debt that Taseko might enter into in the future, that is secured by (i) liens on assets that are not part of the Collateral or (ii) liens on Collateral that are senior in priority to the liens securing the notes and the guarantees, in each case to the extent of the value of such assets or Collateral;

•    be structurally subordinated to all existing and future indebtedness and other liabilities of any of Taseko’s non-guarantor subsidiaries (other than indebtedness and other liabilities owed to Taseko or any guarantor); and

•    be unconditionally guaranteed on a senior basis by the guarantors (which include all material Taseko subsidiaries).

In addition, any lien permitted by the Indenture including the liens securing the notes and the guarantees, shall rank junior to any security the parties to the JV Agreement grant in favor of each other to secure the performance of the JV Agreement.

Security

The notes and the guarantees will be secured by first priority liens (subject to Permitted Liens) on (i) all of the shares of the Gibraltar Subsidiary held by Taseko and (ii) the Gibraltar Subsidiary’s rights under the Joint Venture Operating Agreement, dated March 18, 2010 (as amended, restated, supplemented, modified or replaced, the “JV Agreement”), among the Gibraltar Subsidiary, Cariboo Copper Corp. and Taseko, subject to Taseko’s and the Gibraltar Subsidiary’s obligations under the JV Agreement (together, the “Initial Notes Collateral”), provided that, if we enter into First Lien Debt in the future, the liens securing the notes and guarantees will be junior in priority, pursuant to the Future Intercreditor Agreement, to the liens on any Collateral that secure the First Lien Debt.

If any First Lien Debt is secured by a lien on any Initial Notes Collateral and by liens on additional property or assets of Taseko or any of its restricted subsidiaries, the notes and the guarantees shall be secured by a lien on such Additional Notes Collateral, provided that such liens on the Additional Notes Collateral will be junior in priority pursuant to the Future Intercreditor Agreement to the liens that secure such First Lien Debt.

On the issue date of the notes, the trustees and the collateral agent under the Indenture, Osisko and we will enter into an intercreditor agreement, which will govern the relative rights of the notes and Osisko, vis-a-vis the Initial Notes Collateral, pursuant to which Osisko will have a second priority lien on the Initial Notes Collateral (the “Osisko Intercreditor Agreement”). The Osisko Intercreditor Agreement will provide that, if we enter into First Lien Debt, the lenders’ agent under such First Lien Debt shall join and accede to the Osisko Intercreditor Agreement as senior agent thereunder.

The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay in full, or at all, our obligation under the notes and guarantees.

Guarantors

The notes will be unconditionally guaranteed by each of our existing and future restricted subsidiaries, other than certain immaterial subsidiaries. These guarantees are subject to release under specified circumstances described in the Indenture.

The guarantee of each guarantor will:

•    be secured by first priority liens (subject to Permitted Liens) on the Collateral, subject to the Gibraltar Subsidiary’s obligations under the JV Agreement. If such guarantor is a borrower or guarantor under First Lien Debt, the liens on the Collateral securing the guarantees will be junior in priority, pursuant to the Future Intercreditor Agreement, to the liens on any Collateral that secure the First Lien Debt, to the extent that the liens securing the First Lien Debt are Permitted Liens;

•    rank senior in right of payment to all existing and future subordinated indebtedness of such guarantor;

•    be effectively senior to all of such guarantor’s existing and future unsecured indebtedness to the extent of the value of the Collateral;

•    be pari passu in right of payment with all of such guarantor’s existing and future senior indebtedness;

•    be secured by liens on the Collateral that rank senior, pursuant to the Osisko Intercreditor Agreement, to the liens on any Collateral that secure the Gibraltar Subsidiary’s obligations pursuant to the Osisko Silver Sale Agreement;

•    be effectively subordinated to all existing and future indebtedness of such guarantor, including debt under any First Lien Debt that such guarantor might enter into in the future, that is secured by (i) liens on assets that are not part of the Collateral or (ii) liens on Collateral that are senior in priority to the liens securing the notes and the guarantees, in each case to the extent of the value of such assets or Collateral; and

•    be structurally subordinated to all existing and future indebtedness and other liabilities of such guarantor’s non-guarantor subsidiaries (other than indebtedness and other liabilities owed to Taseko or any guarantor).

As of March 31, 2017, the total assets of Taseko and our guarantor subsidiaries comprised 100% of our consolidated total assets. For the twelve month period ended March 31, 2017, Taseko and our guarantor subsidiaries contributed 100% of our consolidated Adjusted EBITDA for such period. As of March 31, 2017, the aggregate indebtedness and other liabilities of our guarantor subsidiaries was approximately $210.6 million.

Optional redemption

Prior to June 15, 2019, we may redeem some or all of the notes for cash at a redemption price equal to 100% of their principal amount plus a “make-whole” premium (at T+50 bps), plus accrued and unpaid interest to the redemption date.

Beginning on June 15, 2019, we may redeem some or all of the notes at the following prices:

For the period below	Percentage
On or after June 15, 2019	104.375%
On or after June 15, 2020	102.188%
On or after June 15, 2021	100.000%

Optional redemption after certain equity offerings	Prior to June 15, 2019, we may redeem up to 35% of the aggregate principal amount of the notes in an amount not greater than the net proceeds of certain equity offerings, at a redemption price equal to 108.750% of their principal amount, plus accrued and unpaid interest to the date of redemption of notes being redeemed, provided that at least 65% of the aggregate principal amount of the notes remains outstanding immediately following the redemption.

Tax Redemption	If we become obligated to pay additional amounts to holders of the notes as a result of a change in the tax laws of any relevant jurisdiction, we may redeem the notes, in whole but not in part, at any time, upon giving proper notice, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and additional amounts on the notes to the date of redemption.

Additional Amounts	Subject to certain exceptions, we generally will pay such additional amounts as may be necessary so that the amount received by holders of the notes after tax-related withholdings or deductions in respect of such notes will not be less than the amount that such holders would have received in the absence of such withholdings or deductions.

Change of Control Offer	If we experience a change of control, we must give holders of the notes the opportunity to sell their notes to us at 101% of their principal amount, plus accrued and unpaid interest.

Asset Sale Proceeds	Upon certain asset sales, we may be required to use the net proceeds of such asset sales to purchase a portion of the notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase, as detailed in the Indenture

Certain Covenants

The Indenture contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

•    transfer and sell assets;

•    pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

•    incur additional debt;

•    create or incur liens on our assets (other than permitted liens);

•    create any restriction on the ability of any restricted subsidiary to pay dividends to Taseko, make loans to Taseko or any of its restricted subsidiaries or sell assets to Taseko or any of its restricted subsidiaries;

•    merge, amalgamate or consolidate with another company; and

•    enter into transactions with affiliates.

These covenants are subject to a number of important limitations and exceptions.

If at any time the notes are rated investment grade by both Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc. and no default or event of default has occurred and is continuing under the Indenture, substantially all of the restrictive covenants will terminate and will no longer apply to us or our restricted subsidiaries.

Transfer restrictions	The notes have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction, and are subject to restrictions on transfer. The notes will be new securities for which there is currently no market.

No registration rights	We will not have any obligation to register the notes in the future under the Securities Act or to exchange the notes for registered notes.

Governing Law	The notes and guarantees of the notes will be governed by the laws of the State of New York. The collateral documents and the Osisko Intercreditor Agreement will be governed by the laws of the Province of British Columbia, Canada.

Trustee	The Bank of New York Mellon

Canadian Co-Trustee	BNY Trust Company of Canada.

Collateral Agent	BNY Trust Company of Canada.